EXHIBIT 8.3

VALUATION REPORT OF HILL, SCHWARTZ, SPILKER, KELLER, LLC

Appraisal of the Fair Value of a Certain Block of 200,000 Shares of Common Stock of

ZION OIL & GAS, INC.

As of November 1, 2005

April 28, 2006

Mr. Eugene A. Soltero Chief Executive Officer Zion Oil & Gas, Inc. 6510 Abrams Road, Ste 300 Dallas, TX 75231

Dear Mr. Soltero:

Pursuant to your request, Hill Schwartz Spilker Keller LLC ("HSSK") has appraised the 200,000 shares of common stock in Zion Oil & Gas, Inc. ("Zion" or the "Company") granted to Mr. Richard Rinberg on November 1, 2005 (the subject "Shares"). The purpose of the appraisal was to (i) determine the Fair Value of the Shares on a minority, nonmarketable basis, under the premise of Zion as a going concern, and (ii) address an issue raised by the Securities and Exchange Commission in conjunction with a subsequent initial public offering ("IPO") of Zion's common stock. Specifically, management asked us to determine if the lower price of $2.50 per share of the Shares assigned by the Company was reasonable as compared to the $5.00 price per common share offered to third party investors in a private placement during the same period.

For this appraisal, we used the definition of Fair Value as defined by the Financial Accounting Standards Board as:

"The amount for which an asset (or liability) could be exchanged in a current transaction between knowledgeable, unrelated willing parties when neither party is acting under compulsion."

Among other factors, our valuation took into consideration the various elements of appraisal theory and standards prescribed by The American Society of Appraisers, and was developed under the Society's guidelines and Principles of Appraisal Practice and Code of Ethics. In preparing this report, we also followed the Uniform Standards of Professional Appraisal Practice as developed by The Appraisal Foundation. This summary report is permitted under those standards.

HOUSTON * DALLAS * AUSTIN
San Felipe Plaza*5847 San Felipe* Suite 3100*Houston, Texas 77057* 713.771.5011* Fax 713.759.0968
www.hsskgroup.com

Mr. Eugene A. Soltero April 28, 2006 Page 2

The conclusions presented in this letter are based on the analyses and documentation described in the accompanying report. Enclosure A (Assumptions and Limiting Conditions) and Enclosure B (Certification of Appraisers) are integral parts of this letter. In the course of the appraisal, we relied on financial and other information provided to us by management and obtained from public sources that we believe to be reliable. Our conclusions are dependent upon such information being complete and accurate in all material respects. However, we have not verified such information and, accordingly, we do not express an opinion or any other form of assurance thereon.

Based on the accompanying analysis, it is our opinion that as of November 1, 2005, the Fair Value of the subject 200,000 Shares of common stock was:

TWO DOLLARS AND FIFTY CENTS PER SHARE

$2.50 per Share

A narrative valuation report follows this letter which describes the analysis and conclusions presented herein. HSSK appreciates the opportunity to provide this analysis.

Sincerely,

/s/J. M Hill, Jr.

J. Michael Hill, Jr., ASA, CPA, ABV

/s/Ray Sheeler

Ray A. Sheeler, CPA, DABFA, CPCM

ENCLOSURE A
ASSUMPTIONS AND LIMITING CONDITIONS

The date of value to which the opinions expressed in this report apply is set forth in the letter of transmittal. The appraiser assumes no responsibility for economic or physical factors occurring at some later date that may affect the opinions herein stated.

Information furnished by others, upon which all or portions of the accompanying appraisal is founded, is believed to be reliable, but has not been verified or audited except where expressly stated. No warranty is given as to the accuracy of such information. The appraised value is predicated on the financial structure prevailing as of the date of value.

No opinion is intended to be expressed for legal matters that would require specialized investigation or knowledge beyond that ordinarily employed by business appraisers, although such matters may be discussed in the report.

No responsibility is assumed for any legal description or for matters including legal or title considerations. Title to the business and/or subject asset(s) is assumed to be good and marketable unless otherwise stated.

The business and its underlying assets are appraised free and clear of any or all liens or encumbrances unless otherwise stated.

Responsible ownership and competent management are assumed.

It is assumed there is full compliance with all applicable federal, state and local environmental regulations and laws unless noncompliance is stated, defined and considered in the appraisal report.

It is assumed that all applicable zoning and use regulations and restrictions have been complied with, unless a nonconformity has been stated, defined and considered in the appraisal report.

Possession of this report, or a copy thereof, does not carry with it the right of publication. Any use of this valuation other than for the stated purpose is expressly forbidden. Unless written approval is expressly given, this appraisal report cannot be included, or referred to, in any Securities and Exchange Commission filings or other public documents.

Neither HSSK nor the appraiser(s) signing or associated with this report shall, by reason of this appraisal, be required to give further consultation, testimony, or be in attendance in court with reference to the subject business and/or asset(s) unless arrangements have been previously made.

The allocation, if any, in this report of the total valuation between components of that value applies only to the program of utilization stated in the report. The separate values for any component may not be applicable for any other purpose and should not be used in conjunction with any other appraisal.

Neither all nor any part of the contents of this report (especially any conclusions as to value), the identity of the appraiser(s), or the firm with which the appraiser(s) is connected shall be disseminated to the public through advertising, public relations, news, sales, or other media without the prior written consent and approval of the appraiser(s).

Neither HSSK nor its principals have any current or contemplate any future interest in the business or asset(s) appraised.

This analysis is founded on information available at the writing of this report. Should additional information become available, we reserve the right to reassess our opinion.

The maximum liability of HSSK relating to services rendered under this letter (regardless of form of action, whether contract, negligence or otherwise) shall be limited to the charges paid to HSSK for the portion of its services or work products giving rise to liability. In no event shall HSSK be liable for consequential, special, incidental or punitive loss, damage or expense (including, without limitation, lost profits, opportunity costs, etc.) even if it has been advised of their possible existence.

ENCLOSURE B
CERTIFICATE OF APPRAISERS

WE CERTIFY THAT TO THE BEST OF OUR KNOWLEDGE AND BELIEF:

  The statements of fact contained in this report are true and correct.

  The reported analyses, opinions and conclusions are limited only by the reported assumptions and limiting conditions and are our personal, impartial, and unbiased professional analyses, opinions and conclusions.

  We have no present or prospective interest in the property that is the subject of this report, and we have no personal interest with respect to the parties involved.

  We have no bias with respect to the property that is the subject of this report or to the parties involved with this assignment.

  Our engagement in this assignment was not contingent upon developing or reporting predetermined results.

  Our compensation for completing this assignment is not contingent upon the development or reporting of a predetermined value or direction in value that favors the cause of the client, the amount of the value opinion, the attainment of a stipulated result, or the occurrence of a subsequent event directly related to the intended use of this appraisal.

  Our analyses, opinions and conclusions were developed and this report has been prepared in conformity with The Uniform Standards of Professional Appraisal Practice. Any departure from these standards is solely related to the level of disclosure herein.

  Other than Pamela B. White, CPA/ABV, no one provided significant business appraisal assistance to the persons signing this certification.

INTRODUCTION

As requested, HSSK has made an appraisal of the Fair Value of 200,000 shares of common stock of Zion granted to Mr. Richard Rinberg on November 1, 2005. This appraisal was requested in order to address a "cheap stock" issue raised by the Securities and Exchange Commission in conjunction with a pending IPO by the Company.

For this appraisal, we have used the definition of Fair Value as defined by the Financial Accounting Standards Board as:

"The amount for which an asset (or liability) could be exchanged in a current transaction between knowledgeable, unrelated willing parties when neither party is acting under compulsion."

As part of our assignment, we interviewed Mr. Gene Soltero (Chief Executive Officer of Zion).

Information Reviewed

In the performance of our assignment, we have read and/or analyzed the following information:

  The Retention and Management Services Agreement between Mr. Rinberg and the Company dated November 1, 2005 (including Annex A - Stockholders' and Voting Agreement);

  The historical stock sales register of the Company;

  The prospectus for the IPO of common stock, dated March 20, 2006 (the "Prospectus"), and supporting marketing materials;

  The Company website, www.zionoil.com; and

  Various treatises and texts regarding discounts and business valuation standards.

COMPANY DESCRIPTION

Zion is an initial stage oil and gas exploration company with a 5-year history of oil and gas exploration in Israel, including the drilling of one exploratory well. The Company's principal assets are petroleum rights issued by the Ministry of National Infrastructure of the State of Israel, specifically, an exploration license covering approximately 98,100 acres in the northern portion of Israel's central coastal plain. The Company also holds a preliminary permit with priority rights covering approximately 121,100 acres abutting on the territory covered by the original license. To date, the Company has recorded no revenues or operating income. The executive offices of Zion are located at 6510 Abrams Road, Suite 300, in Dallas, Texas. A satellite operating office is located at 15 Bareket Street, North Industrial Park, in Caesarea, Israel.

History

Zion was incorporated in Florida on April 6, 2000, and reincorporated in Delaware on July 9, 2003. Since its origination, the Company has conducted data accumulation, research and analysis related to onshore oil and gas potential in the northern portion of Israel's central coastal plain. Effective January 1, 2003, the Israeli government approved the Company's prospects for drilling and consolidated its existing petroleum rights into a single exploration license covering approximately 95,800 acres. On August 1, 2005, the license was extended to cover approximately 98,100 acres. The license expires April 30, 2007.

On December 29, 2004, Zion signed a drilling contract to reenter and deepen a well abandoned by a previous licensee. Drilling operations commenced on April 10, 2005. Completion operations were commenced on July 20, 2005, then temporarily suspended on November 4, 2005, pending completion of a technical review of all the data collected during the drilling and completion operations. On August 1, 2005, Zion was awarded a preliminary permit with priority rights to conduct preliminary geological and geophysical exploration activities on an area covering approximately 121,000 acres to the north and west of its original license. The permit expires on January 31, 2007, but can be converted into an exploration license on up to 100,000 acres on the completion of the required work program.

On March 20, 2006, Zion issued a Prospectus for an IPO. The Company offered to sell a minimum of 350,000 up to a maximum of 2,000,000 shares of common stock (par value of $0.01 per share) for $7.00 per share. If the IPO is subsequently consummated as planned, the net proceeds will be used for exploratory well completion and drilling, prospect exploration, debt reduction and working capital.

To date, Zion does not yet have any proven reserves or current production of oil or gas.

Management

The directors, executive officers and key employees of Zion are as follows:

Officer/Manager	Age	Position
John M. Brown	66	Founder, Chairman
Eugene A. Soltero	63	Director, CEO
Richard Rinberg	53	Director, President
Glen H. Perry	63	Director, Executive VP
Philip Mandelker	59	Director, General Counsel
Paul Oroian	56	Director
Kent S. Siegel	50	Director
Robert Render	76	Director

James Barron	45	Director
Yehezkel Druckman	67	Director
Forrest A. Garb	76	Director
David Patir	64	Senior VP, CFO
William H. Avery	58	VP and Treasurer
Elisha Roih	79	VP Administration, Israel
Eliezer L. Kashai	83	VP, Israel Exploration

Legal Form and Ownership

Zion is a C-corporation. The articles of incorporation authorize Zion to issue up to 20,000,000 shares of common stock at $0.01 par value per share. The Prospectus shows the shareholders and shares outstanding reflecting the "beneficial ownership" of Zion (as defined in Rule 13d-3 of the Exchange Act) as follows:

	Beneficial	Percentage of
	Ownership	Outstanding
Name	Shares	Common Stock
John M. Brown*	3,321,833	42.7%
Eugene A. Soltero*	825,626	10.6%
Richard Rinberg*	786,767	9.8%
Ralph DeVore	743,247	9.6%
Philip Mandelker*	663,533	8.5%
Glen Perry*	600,083	7.7%
William Avery	241,334	3.1%
Robert Render	178,000	2.3%
James Barron	172,067	2.2%
David Patir	85,000	1.1%
Kent S. Siegel	43,325	0.6%
Paul Oroian	30,900	0.4%
Yehezkel Druckman	25,000	0.3%
Forrest A. Garb	25,000	0.3%
All directors and	5,309,968	64.9%
* Senior executives

The five senior executives of Zion and Mr. DeVore (the "Senior Group") hold proxies to vote the shares of certain other shareholders. Depending on how many shares are issued, the Senior Group will control between 54% and 66% of the outstanding voting rights. The Senior Group, if they all vote together, may have the ability to:

  Control the vote of most matters submitted to the shareholders, including any merger, consolidation or sale of all or substantially all of the Company's assets;

  Elect all of the members of the board of directors;

  Prevent or cause a change in control of the Company; and

  Decide whether to issue additional common stock or other securities or declare dividends.

Rinberg's 200,000 Shares are included in the 787,626 shares shown in the above table. The subject Shares represent a minority interest in the Company of less than 5% as of the date of appraisal.

Richard Rinberg

Mr. Richard Rinberg ("Rinberg") has been a private investor and manager of his family's funds since 1996. Rinberg was appointed a director of Zion in November, 2004. He was elected President in October, 2005. In connection with his appointment, Rinberg signed a two-year Retention and Management Services Agreement with Zion (the "Agreement") that commenced November 1, 2005. Under the terms of the Agreement, Rinberg, as an independent contractor, makes available to the Company and provides as much of his time as is required to fulfill his duties as President.

Retention and Management Services Agreement

The principal element of compensation to Rinberg under the Agreement is a $500,000 fee, payable in the form of 200,000 shares of common stock (the "Shares"), subject to certain pro-rated vesting over the retention period and voting agreement requirements. As of the date of this appraisal, the Agreement has not been finalized.

Our appraisal assumed that all parties, including a prospective buyer of the subject interest in Zion, would comply with all the provisions of the Agreement in effect as of the appraisal date. Certain key provisions are as follows (capitalized terms are defined in the Agreement):

  The Fee shall be prorated at a rate of $20,833 per month for the 24 month period commencing November 1, 2005 (Article 3-b).

  The Shares shall be issued pursuant to Section 102 of the Israeli Ordinance. The Shares shall be issued to and in the name of a trustee appointed by the Company on Rinberg's behalf. The agreement between the Company and the Trustee shall be fully binding on Rinberg (Article 4-a).

  The Shares and all related rights shall be held by the Trustee in trust for the benefit of Rinberg for a "Lock-up Period" of 24 months following the granting of the Shares or such shorter period as approved by the Israeli Income Tax Authority, provided, however, that in no circumstances shall the Trustee release such portion of the Shares as which the Company maintains buy back rights and as to which Rinberg has buy back obligations (Article 4-b).

  Rinberg shall be prohibited from selling, transferring, hypothecating or disposing in any way, other than by operation of law, the Shares until the end of the Lock-up Period (Article 4-c).

  Following the end of the Lock-up Period, the Trustee will transfer the Shares to Rinberg upon demand, but in no event before all taxes due, if any, have been paid (Article 4-d).

  The Shares shall be issued in accordance with the provisions of, and subject to, the restrictions of Regulation S promulgated pursuant to the Securities Act of 1933, as amended (Article 4-e). The Shares may not be offered for sale, sold, transferred or otherwise disposed of unless registered or exempt from registration (Article 4-h).

  If the Agreement terminates prior to the Term (for any reason), Rinberg and the Trustee shall sell back to the Company such number of Shares that have not yet been earned by Rinberg (on a pro-rata basis as calculated using the number of days into the 24 month term). The price at which the Shares shall be sold back to the Company shall be $0.01 per Share. (Article 4-f).

  The Shares shall be subject to a "voting agreement" with an irrevocable proxy in favor of the Chairman of the Board of Zion (Article 4-g).

Annex A - Stockholders' and Voting Agreement

  Rinberg shall vote or cause to be voted all Shares of which he has beneficial ownership at the time of the vote as directed by John Brown, Chairman of the Board (Article 4.01).

  Rinberg irrevocably appoints Brown as his proxy to vote the Shares (Article 4.03).

  The Voting Agreement shall not expire until the earlier of the dissolution or sale of the Company or October 31, 2010 (Article 5.01).

THE VALUATION

For the appraisal and determination of the Fair Value of certain business interests, there are two major elements of value that may be considered. The first is the assets owned and operated by the business that would be sold to a willing buyer and thus considered essential to the continued operation. The second is the value of the earnings stream, if any, that is available to the purchaser. In most valuations of on-going operating businesses, earnings are given the primary emphasis in estimating overall value. If earnings are not sufficient to provide a reasonable return on the assets of the business, then the value of the underlying assets may become a major focus.

Valuation Approaches

The three generally accepted approaches used to determine the Fair Value of a business' entity (or ownership interests therein) are the cost, income and market approaches. Depending on the facts and circumstances of a particular appraisal, applying the three approaches independently of each other may yield substantially different conclusions. Brief descriptions of the three general approaches to value are as follows:

The Cost Approach is based on the principle of substitution. It considers replacement cost as an indicator of value, assuming that prudent investors will pay no more for an asset or group of assets (tangible or intangible) than the amount for which they can replace or recreate such assets. The cost approach to value is often appropriate when current or expected future operating earnings of a subject entity are insufficient to generate a return greater than that which could be generated through the sale of the assets.

The Income Approach measures the present worth of anticipated future economic streams of income generated by the subject entity or certain interests. The applicable stream of economic income is identified or forecasted for a representative period, then discounted to present value, using an appropriate discount rate based upon the associated risk of the income stream. This approach is often used to value going-concern entities, intangible assets and investments with reasonably predictable returns.

The Market Approach analyses recent sales of guideline companies or securities to determine a value for the subject entity or interest. Adjustments are made to the sales data to account for differences between the interest being valued and the various comparables, and for the timing and circumstances of the comparable sales. This approach can provide objective indications of value, and requires that relatively few assumptions be made.

In our appraisal of the subject Shares herein, at management's request we have confined our analysis to the market approach, particularly, the review of recent earlier transactions in Company's common stock as compared to the subject Shares initial transaction. While the cost and income approaches are most likely applicable to the assignment, we agree with management that use of the market approach alone results in a highly credible value conclusion for the subject Shares, given (i) the start-up nature of the Company, (ii) the absence of historical revenues or positive earnings, (iii) the speculative nature of the enterprise, and (iv) the quantity and quality of the available data underlying the market approach and otherwise available for other approaches.

The Market Approach

The theory of the market approach to valuation is based on the economic principle of substitution: one would not pay more than one would have to pay for any equally desirable alternative. The market approach is highly relevant because it uses observable, factual evidence of actual sales of similar businesses or of a company's own stock to derive and conclude an indication of value for the subject interest.

Past Transactions of Company Stock

This method considers prices at which ownership interests in the subject entity have previously been transferred. If the subject company and its circumstances have not changed significantly since the prior transaction, and the elements of an arms length transaction appear to have been met, this method provides a significantly reliable and meaningful indication of value.

During October 2005 (just prior to the date of appraisal), the Company raised $2,900,000 through the sale of 584,000 shares of common stock in a private placement offering at a price of $5.00 per share. Each share of issued common stock was entitled (i) to receive dividends when and as declared by the board of directors and (ii) to one vote per share on all matters submitted to a vote of shareholders. Voting rights are not cumulative. Directors are elected by a plurality vote. The common shareholders do no have control over the dilution of shares or subscription, redemption, conversion or preemptive rights.

Certain provisions of the certificate of incorporation and bylaws place a number of restrictions on common shareholders in general, to discourage a tender offer, proxy contest or other takeover attempt opposed to by the board of directors:

  Restrictions on the rights of shareholders to remove directors;

  Limitations against shareholders calling a Special Meeting of shareholders or acting by unanimous written consent in lieu of a meeting;

  Requirements for advance notice of actions proposed by shareholders for consideration at meetings of the shareholders; and

We determined that the timely private placement of common stock described above provides a reasonable starting indication of value for the subject Shares as of the appraisal date. However, a number of discounts must be applied to the $5.00 per share value of the privately-placed common stock in order to derive an appropriate comparable value of the subject Shares. These discounts are necessary to account for various restrictions imposed upon the subject Shares relative to the privately-placed common stock.

We will discuss the restrictions and the associated discounts in the report sections that follow.

LACK OF CONTROL DISCOUNT

Besides meeting the conditions for a Fair Value indication, the October 2005 private placement represented sales of minority interests in Zion common stock. The subject Shares also represented a minority interest in the common stock. Therefore it was not necessary to apply a minority interest discount to the price of the subject Shares relative to the price of the privately-placed common shares.

LACK OF MARKETABILITY DISCOUNT

Zion is a closely-held corporation with few shareholders. Its stock is not yet registered under the Securities Act of 1933 or state securities laws. As of the appraisal date, the Company had not yet met the requirements of the SEC for going public. Thus, no established market existed for the trading of shareholder interests in Zion at that time, although the prospect of the Company shortly developing a public market was likely.

The marketability of an investment relates to its liquidity, or how quickly the investment can be converted to cash. Illiquidity entails greater exposure to market volatility and higher risk, which reduces (discounts) the value of an investment. Other considerations being equal, an investment is worth more if readily marketable than not, given that investors greatly prefer liquidity over illiquidity.

A lack of marketability ("LOM") discount is a relative measure of illiquidity. The Internal Revenue Service defines a lack of marketability as "the absence of a ready or existing market for the sale or purchase of the securities being valued."1 It equates the value of a closely-held investment (not publicly traded) to the value of a comparable publicly-traded minority interest. The U.S. equity markets are the recognized benchmark for marketability, given that an investor can readily and inexpensively sell a publicly-traded stock for cash at a known, publicized price. Any circumstances short of this liquidity standard form the basis for a LOM discount.

Two published series of empirical studies are widely recognized as providing market evidence for the quantification of LOM discounts:

Restricted Stock Studies

From 1966 through 1998, numerous independent studies involving restricted stock were performed. The studies were conducted over a number of time periods under a wide variety of market conditions, and used a multitude of research methodologies and source data. However, the various studies were fundamentally similar, in that they all measured price discounts at which restricted securities were sold relative to prices of unrestricted but otherwise identical stock in the open market.

Restricted (letter) stock is stock identical to the publicly-traded stock of a company in all respects other than for marketability, given the absence of registration with the SEC or other trading restrictions. The restricted stock studies confirmed that a share of restricted stock in a company is worth less than an otherwise identical share of freely traded stock.

________________________

1 IRS Valuation Guide for Income, Estate and Gift Taxes. (Commerce Clearing House, Inc. 1994).

In some of his books on business valuation.2 Dr. Shannon Pratt discusses the most important restricted stock studies and their results, summarized as follows:

Name	Years	Number of	Average
Of	in	Transactions	Discount
Study	Study	Observed	Noted
SEC Institutional Investor Study	1966-69	398	25.80%
Gelman	1968-70	89	33.00%
Trout	1968-72	60	33.50%
Moroney	1968-72	148	35.60%
Maher	1969-73	33	35.40%
Standard Research Consultants	1978-82	28	45.0% *
Willamette Management Ass.	1981-84	33	31.2% *
Silber	1981-88	69	33.80%
FMV Opinions, Inc.	1979-92	>100	23.00%
Management Planning, Inc.	1980-96	53	27.10%
Bruce Johnson	1991-95	70	20.00%
Columbia Financial Advisors	1996-97	23	21.00%
Columbia Financial Advisors	1997-98	15	13.00%
* Median discount

The SEC Institutional Investor Study was the first and most comprehensive of the studies. It examined discounts for LOM in 398 letter stock transactions of securities restricted under Rule 144 of the Securities Act of 1933. The mean price discount observed was 25.8%.

The SEC study also analyzed observed discounts in relation to certain influential factors. In regard to trading markets, the SEC determined that discounts were on average higher for stocks listed on smaller public exchanges. Specifically, the study found larger discounts among over-the-counter ("OTC") non-reporting companies (public companies considered to most closely resemble privately held companies). Well over 50% of the observed transactions on the OTC exchange showed discounts in excess of 30%.

Studies completed subsequent to the SEC study were remarkably consistent through 1990 in that nearly all indicated discounts within a range of 33% to 35%. Like the SEC study, these subsequent studies also offered meaningful evidence regarding company- and transaction- specific factors influencing the magnitude of the LOM discount. Higher LOM discounts were clearly associated with restricted stocks that had (i) fewer prospects for liquidity, (ii) a smaller pool of potential buyers and (iii) higher risk. A number of sub-factors identified that reflected these characteristics (and higher discounts) were as follows:

  Smaller companies with lower revenues, earnings or cash flow.

  Companies not showing revenue or earnings growth or stability.

___________________________

2 Shannon P. Pratt, Business Valuation Discounts and Premiums (John Wiley & Sons, Inc.) and Shannon P. Pratt, Robert F. Reilly and Robert P. Schweihs, Valuing a Business (McGraw-Hill).

  Companies with smaller capitalization.

  Companies with lower prices per share.

  Companies with higher deviations of trading price per share.

  Companies with fewer total shares outstanding (a proxy for marketability).

  Transactions of smaller dollar value blocks of stocks.

  Transactions of blocks of stock representing smaller percentages of the total outstanding stock of a company.

  Transactions in which the size of the block of stock represented a higher percentage of average trading volume.

  Companies ultimately trading on less liquid exchanges (the over-the-counter market versus the New York Stock Exchange, for example).

  Companies not listed on an exchange.

  Companies scoring lower in regard to creditworthiness.

In 1990 SEC Rule 144A was issued, which significantly relaxed trading restrictions on unregistered securities. LOM discounts subsequently observed in restricted stock studies generally decreased, reflecting the greater liquidity of the subject stocks. In 1997, the SEC further improved the liquidity of restricted securities by reducing the Rule 144 required holding period from two years to one. This reduced observed LOM discounts even more, as indicated by the final study listed on page 9, in which Columbia Financial observed 15 restricted stock transactions between May 1997 and December 1998 and a 13% average discount.

It should be noted that the loosening of restrictions on the restricted stocks of publicly held companies had no effect on the marketability of closely held securities. The later studies emphasized, however, that investments with anticipated shorter holding periods and reduced restrictions have lower LOM discounts, as these factors enhance liquidity.

Pre-Initial Public Offering ("IPO") Studies

A separate series of studies also provided strong direct empirical evidence for LOM discounts. These pre-IPO studies observed transactions in privately held companies that eventually completed an IPO. In each study, the private transaction price of a stock was compared to the subsequent public offering price on a minority ownership basis. The percentage discount from the public offering price is a proxy for the LOM discount. The major pre-IPO studies conducted were by John D. Emory, Valuation Advisors and Willamette Management Associates.

To summarize, the discounts observed in the pre-IPO studies were somewhat higher than the discounts observed in the restricted stock studies, in that the median discount of the pre-IPO studies was around 45%. This is partly due to greater uncertainty regarding the ultimate liquidity of a pre-IPO company, as compared to a restricted stock.

Whereas restricted stock is freely tradable after the SEC holding period ends, the successful completion of a contemplated IPO of a private company is less certain. Also, when a company goes public, various parties may continue to own stock subject to certain lockup provisions, which can extend the holding period of the interests and increase the owner's exposure to market volatility.

As was the case in regard to the restricted stock studies, the pre-IPO studies did not consider the impact of the size of dividends on the LOM discount. Almost none of the companies analyzed in either series of studies paid dividends. However, the studies did show that LOM discounts when companies did not make distributions were higher. Logically, if a stock pays no dividends, an investor is dependent entirely on the future ability to sell the stock to realize any return, increasing risk and reducing liquidity. Other series of studies, such as the Partnership Profiles, Inc. studies published annually in The Partnership Spectrum, provide significant empirical evidence that distributions and the level of such are in fact significant factors. The higher the dividends paid, the greater the return to the investor without regard for sale of the stock.

LOM discounts observed in the pre-IPO studies may still understate discounts applicable to the minority interests of certain closely held companies. This is because many buyers and sellers of pre-IPO private stocks are aware of the possibility of future liquidity through a public offering. Regardless, the pre-IPO studies are generally considered to provide meaningful, direct proxies for closely held company minority LOM discounts.

IRS Positions and Tax Court Research

The IRS recognized restricted stock studies as empirical evidence of LOM in Revenue Ruling 77-287. The pre-IPO studies were subsequently recognized in the Valuation Training for Appeals Officers Coursebook for the IRS. There is also substantial judicial precedent for identifying and quantifying LOM discounts. In the Estate of Davis3, the Tax Court decided that "[the expert for the IRS] should have considered the . . . data reflected in . . . pre-IPO studies because they, together with the restricted stock studies, would have provided a more accurate base range and starting point for determining the appropriate lack of marketability discount."

In a well known earlier case, Bernard Mandelbaum, et al. v. Commissioner4, the Tax Court identified the restricted stock and pre-IPO studies as a starting point of reference, and cited nine factors to consider when deciding on the magnitude of a LOM discount:

  Financial Statement Analysis: Other things being equal, the better a company's financial condition and performance, the stronger the demand for ownership and the lower the LOM discount.

__________________________

3 Estate of Davis v. Commissioner, 110 T.C. 530 (1998).

4 Mandelbaum v. Commissioner, T.C. Memo 1995-255 (June 12, 1995).

  Dividend-paying Policy and Capacity: Stocks with no or low dividends tend to have higher LOM discounts than stocks with high dividends.

  Nature of the Company and Its History, Industry Position and Economic Outlook: The greater the risk associated with an investment, the greater return required by investors. The (i) fundamental characteristics of an entity, (ii) its strengths, weaknesses, opportunities and threats, and (iii) the predictability and stability of its financial performance and future prospects can all affect the extent of the LOM discount applicable to a particular entity.

  Analysis of Management: The quality, experience and stability of management are also considered by investors when they evaluate the risk associated with an investment and the LOM discount required.

  Amount of Control in Transferred Shares: Marketability is significantly enhanced when a block of interests represents a controlling interest. Elements of control increase an investor's ability to direct the operations of a business.

  Holding Period: Market risk increases as the anticipated holding period of an investment gets longer. Owners of interests in private held entities tend to have indefinite holding periods, which can significantly increase the LOM discount.

  Restrictive Transfer Provisions: Closely-held ownership interest may be subject to provisions restricting the right of an investor to transfer interests. Such provisions tend to raise the LOM discount by increasing the anticipated holding period of the investment. Alternatively, organizational documents or agreements among owners can contain certain "put rights." These are contractual rights that guarantee an investor a market for his or her interests under specified circumstances. Put rights can significantly decrease a LOM discount.

  Redemption Policy: Stocks with shorter anticipated restriction periods generally have lower LOM discounts. It follows that restrictions on the marketability of ownership interests imposed by a particular company's redemption policy can decrease the marketability of an investment. Some entities have owner agreements giving the entity a contractual right to purchase an ownership interest before it is sold to an outsider, which can increase the LOM discount.

  Costs Associated with a Public Offering: Significant costs are associated with taking a private company public. Such costs often range between 10% and 15% of the aggregate initial public offering price. These expected costs tend to increase the LOM discount required for a private company's ownership interests.

In summary, the discounting of closely-held ownership interests for LOM is a firmly-established concept in valuation methodology. Substantial and generally accepted evidence is available for estimating appropriate LOM discounts in different situations. Like the courts in previously cited cases, we considered the results of the restricted stock and pre-IPO studies and other factors deemed relevant to determination an appropriate LOM discount to be applied in regard to the subject Shares in Zion.

Company-specific LOM Discount Analysis

In determining the appropriate LOM discount to apply to minority interests in Zion common stock as of the appraisal date, we considered the following:

  Zion is an exploration stage company in an inherently risky business, with limited capital, a history of operating losses and no current sources of income. In addition, the Company has no proven reserves or active production.

  The common stock of the Company was not yet readily transferable or redeemable, having no immediate public market.

  Management was in the processing of planning an IPO. At the time, Zion appeared capable of meeting the requirements of a public exchange.

  The Company had not declared or paid distributions since its formation. This practice was anticipated to continue in the foreseeable future.

  Voting control was concentrated in management, effectively limiting non-management shareholder voting rights.

  Existing stockholders could expect their investment in Zion to be diluted going forward, and the value of shares to therefore decline from initial purchase prices.

Put-Option Analysis

Under relevant provisions of Israeli law, the subject Shares are to be issued to and held in the name of a third party trustee for a period of up to two years. During this period, the Shares may not be transferred, sold or used as collateral for loans without substantial adverse tax effects to Rinberg. The privately-placed common stock, on the other hand, was issued to and held in the names of the direct purchasers. The private placement shares could also be immediately sold or otherwise transferred, provided only that such sale, transfer or hypothecation qualifies for an exemption under the U.S. securities laws.

Thus, we also used the Black-Scholes Option Pricing Model ("BSOPM") to estimate the appropriate marketability discount for the subject Shares. The BSOPM, originally published by Fisher Black and Myron Scholes in 1972, was the first mathematically and theoretically consistent option-pricing model. The BSOPM is an arbitrage model. It provides a formula that allows the user to determine the market value of a put or call option such that a risk-free, hedged investment earns a commensurate risk-free rate of return, eliminating any arbitrage profits. Inputs into the model include:

  The current price (Fair Value) per share of the stock;

  The strike price;

  The risk-free interest rate;

  The amount of time until expiration; and

  The volatility of returns on the subject stock or comparable stocks.

Other things being equal, the longer the term of the option and the greater the volatility of the stock price, the more valuable the option is.

In 1993, David B. Chaffee wrote an article advocating use of the BSOPM to impute marketability discounts.5 In a subsequent business valuation publication, Z. Christopher Mercer further explained this approach: "it is the hypothetical put value predicted by the BSOPM that is used as a proxy for marketability discounts. It represents the cost of insuring shares will be available at the freely-tradable level of value at the termination of the option period."6

The hypothetical put option value predicted by the BSOPM represents the cost to insure that the assets can be sold in the future while earning an expected rate of return. The marketability discount is obtained by dividing the price of the put option by the current market price.

To determine the appropriate volatility input to use in our option pricing model, we researched other comparable companies with stock trading in the public markets. Based on our research and discussions with management, we determined that two companies were most comparable to Zion: Ness Energy International, Inc. (OTC: NESS) and Isramco, Inc. (NASDAQ (CM): ISRL). As additional analysis, we computed volatilities for other small oil and gas exploration companies as well as larger, well-established companies in the industry (see Tables II and III). Based on our research and analysis, we determined that the appropriate volatility range for Zion was 80% to 100%.

As shown in Table I, we used this volatility range, together with the other inputs to the BSOPM, to compute hypothetical 2-year put option values for Zion. These values provided a range of marketability discounts for the subject Shares of 37% to 40%.

LACK OF VOTING RIGHTS

The Shares are subject to a voting agreement that grants an irrevocable proxy to the Chairman of the Board of Zion through October 31, 2010 (five years), whereas none of the privately-placed shares have such voting restrictions. Various empirical studies have

_____________________

5 David B. Chaffee, "Option Pricing as a Proxy for Discount for Lack of Marketability in Private Company
Valuations," Business Valuation Review, December 1993.
6 Z. Christopher Mercer, Quantifying Marketability Discounts: Developing and Supporting Marketability
Discounts in the appraisal of Closely-Held Business Interests, (Peabody Publishing, LP), October 1997.

shown that when a company has both voting and non-voting classes of stock, there is usually a price differential between the two, generally reflecting a premium on the voting stock. Thus, application of a non-voting discount is indicated in order to obtain the relative value of the non-voting subject Shares as compared to the value of the privately-place voting shares.

Several of the empirical studies that form the basis for the discount for the lack of voting rights are summarized below:7

  The Lease, McConnell and Mikkelson Study considered public corporations having 2 classes of stock outstanding over the period from 1940 through 1978. A total of 26 firms were found that had voting and non-voting (or limited voting) common stock outstanding with equivalent dividend rights and liquidity preferences. The authors concluded that the class of common stock with the superior voting rights generally traded at a premium relative to the other class of common stock. The relationship persisted through time and across firms. The average of the mean price premiums for the voting stocks in the sample group was 5.44%.8

  The Houlihan, Lokey, Howard & Zukin Study analyzed price differentials between voting and non-voting publicly-traded stocks, using 60-day to 260-day moving averages of the respective prices for the period ending December 31, 1994. For the sample group of 18 companies, the study found a 3.2% average premium for the 260day moving average prices of the voting stocks.

  The Robinson, Rumsey and White Study considered firms having voting and nonvoting classes of stock listed on the Toronto Stock Exchange from 1981 through 1990. The number of firms in the sample was 93. Results of the study suggested that about 3.5-4.5% of the total equity value of the voting class of stock (absent a takeover situation) was attributable to the voting control.9

  The O'Shea and Siwicki Study compared prices of supervoting and limited voting pairs of stock in the same U.S. companies, as selected from Standard and Poor's 1990 Year-End Stock Guide. The study found a 3.5% average price differential in favor of the stocks having the greater voting rights (these were not "supervoting" in the sense that a very small block had voting control).10

The courts have upheld substantial premiums for voting blocks over non-voting blocks, which supports the results of the empirical studies. The U.S. Tax Court in particular has recognized differentials between voting and non-voting stock values, and has concluded a

_________________________

7 Study descriptions are in part paraphrased from the following source: Shannon P. Pratt, Business
Valuation Discounts and Premiums, (New York: John Wiley & Sons, Inc., 2001).
8 Ronald C. Lease, John J. McConnell and Wayne H. Mikkelson, "The Market Value of Control in
Publicly-Traded Corporations," Journal of Financial Economics (1983): 439-471.
9 Chris Robinson, John Rumsy and Alan White, "The value of a Vote in the Market for Corporate Control,"
paper published by York University Faculty of Administrative Studies, February 1996.
10 Kevin C. O'Shea and Robert M. Siwicki, "Stock Price Premiums for Voting Rights Attributable to
Minority Interests," Business Valuation Review (December 1991):

.

variety of voting premiums (or conversely, non-voting discounts) depending on the facts and circumstances of each case.

Based on the results of the empirical studies and court case decisions, we concluded that application of a 3% to 5% non-voting discount to the value of the privately-placed voting common stock was appropriate.

OTHER DISCOUNTS

The Shares are subject to repurchase by Zion at only $0.01 per share if Rinberg were to leave his position with the Company (if the Agreement ended before the Term for any reason). The repurchase rights are subject to pro-ration over the 24-month retention period. The privately-placed common stock has no such repurchase terms. The buy-back provision imposes a greater degree of risk to the owner of the Shares as opposed to the owners of the privately-placed common stock. Thus, we deemed that an additional incremental discount of at least 10% to 15% should be applied to the value of the privately-placed common stock in order to obtain the Fair Value of the subject Shares.

CONCLUSION

Based on our review of the empirical studies, option pricing analysis, voting restrictions and repurchase provisions, we determined that the discounts applicable to the subject shares total at least 50%. Application of the total discounts to the $5.00 per share price of the privately-placed common stock results in a Fair Value for the subject Shares of $2.50 per share.

APPENDIX A

QUALIFICATIONS OF THE APPRAISERS

This appraisal was prepared by HSSK under the direction of J. Michael Hill, Jr. HSSK conducts valuation studies of all types of closely held businesses for a variety of purposes including estate and gift tax reporting, buy/sell agreements, employee stock ownership plans, and litigation.

Mr. Hill received his Bachelor of Business Administration ("BBA") in both accounting and finance from the University of Texas and is a Certified Public Accountant ("CPA") licensed by the Texas State Board of Public Accountancy. He is a member of the American Institute of Certified Public Accountants ("AICPA") and the Texas Society of Certified Public Accountants. Mr. Hill has earned the Accredited Senior Appraiser designation in Business Valuation from the American Society of Appraisers ("ASA") and the Accredited in Business Valuation ("ABV") designation from the AICPA. Currently, he serves as Chairman of the Business Valuation Committee of the ASA and is a Past President of the Houston ASA Chapter. He is also a member of the Houston Estate and Financial Forum and an affiliate of the Texas Association of Business Brokers. Mr. Hill has been involved in valuation since 1991 and prior to joining our firm, was a member of the Valuation Services group in the Houston office of Arthur Andersen LLP specializing in financial valuation.

Ray Sheeler received his Bachelor of Science degree from Valparaiso University, and is a CPA licensed by the Texas State Board of Public Accountancy as well as a Certified Professional Consultant to Management. He is a member of the AICPA and the Texas Society of Certified Public Accountants. Mr. Sheeler is also a former CFO and began his career with the Big Eight public accounting firm, Peat, Marwick, Mitchell & Co.

Pamela White received her MBA and a Master in Professional Accounting from the University of Texas at Austin. Ms. White is a CPA licensed by the Texas State Board of Public Accountancy. She is a member of the AICPA and the Texas Society of Certified Public Accountants, has earned the ABV designation of the AICPA, and is an Associate Member of the ASA. She is also a member of the Houston Estate and Financial Forum and the Houston Chapter of the International Women's Insolvency and Restructuring Confederation. Prior to joining HSSK she performed business valuation and audit services for BKD, LLP, a regional public accounting firm. Overall, Ms. White has over ten years of experience in financial services and accounting, and more than three years of experience in business valuation and consulting.

TABLE I
ZION OIL & GAS, INC.
BLACK - SCHOLES MODEL (European)

INPUT VARIABLES
Stock Price	$5.00	$ 5.00
Exercise Price	$5.00	$ 5.00
Term (yrs)	2.00	2.00
Annual Volatility	80.00%	100.00%
Annual Rate of Dividends	0.00%	0.00%
Discount Rate - Bond Equivalent	4.42%	4.42%

Recent Private Placement Price At-The-Money Strike Price Lock-up and Vesting Period Comparable Company Analysis Company Prospectus 2-yr. Treasury Yield @ 11/1/05

INTERMEDIATE COMPUTATIONS

Present Value of Stock Ex-dividend	$ 5.00	$ 5.00
Present Value of Exercise Price	$ 4.98	$ 4.58
Cumulative Volatility	113.14%	141.42%

PUT OPTION
Proportion of Stock PV	-26.01%	-22.10%
Proportion of Exercise Price PV	68.74%	74.06%
Put Option Value	1.85$	2.29$
Implied Marketability Discount	37.0%	45.8%

Put Option Value / Stock Price

TABLE II

ZION OIL & GAS, INC.
COMPARABLE COMPANY VOLATILITY STATISTICS

		LTM
Ticker		Revenue	Annual Price Volatility
Symbol	Company	($Mil)	1-Year	2-Year	5-Year

Most Comparable:
NESS	Ness Energy International, Inc.	2.8	100.86%	102.49%	101.14%
ISRL	Isramco, Inc.	6.8	79.30%	72.43%	80.18%

Other Small E&P Companies:
BPKR	BPK Resources, Inc.	0.2	115.26%	na	na
EEGC	Empire Energy Corp.	0	210.47%	251.71%	225.56%
ERHE	ERHC Energy, Inc.	0	91.02%	98.85%	na
FEEC	Far East Energy Corp.	0	72.78%	81.26%	na
RMMI	Rocky Mountain Minerals, Inc.	0	176.66%	311.92%	na
SRGG	Surge Global Energy, Inc.	0	140.27%	148.13%	303.05%
XCHC	X-Change Corp.	0.6	159.01%	232.01%	327.17%

Mean		1.1	127.29%	162.35%	207.42%
Median		0	115.26%	125.31%	225.56%

TABLE III
ZION OIL & GAS, INC.
INDUSTRY VOLATILITY STATISTICS
Large Oil and Gas E&P Companies
		LTM
Ticker		Revenue	Annual Price Volatility
Symbol	Company	($Mil)	1-Year	2-Year	5-Year
CRK	Comstock Resources, Inc.	303.3	37.33%	38.96%	42.59%
BRY	Berry Petroleum Company	404.9	37.48%	39.21%	32.99%
SFY	Swift Energy Company	423.8	41.57%	41.14%	44.45%
THX	The Houston Exploration Company	621.5	33.02%	30.97%	32.07%
SGY	Stone Energy Corporation	636.2	35.84%	32.65%	32.54%
COG	Cabot Oil & Gas Corporation	682.8	40.48%	45.00%	38.26%
PPP	Pogo Producing Company	1,225.7	26.39%	27.50%	30.52%
EQT	Equitable Resources, Inc.	1,253.7	72.91%	52.47%	79.40%
NFX	Newfield Exploration Company	1,762.0	78.39%	59.09%	44.13%
NBL	Noble Energy, Inc.	2,186.7	75.96%	56.54%	42.72%
PXD	Pioneer Natural Resources Company	2,215.7	35.43%	32.42%	35.00%
XTO	XTO Energy Inc.	3,519.0	35.47%	40.46%	59.67%
EOG	EOG Resources, Inc.	3,607.0	39.19%	59.08%	45.10%
WGR	Western Gas Resources, Inc.	3,958.7	33.89%	59.62%	45.73%
KMG	Kerr-McGee Corporation	5,927.0	28.58%	26.05%	26.97%
APC	Anadarko Petroleum Corporation	7,100.0	29.88%	27.53%	29.51%
APA	Apache Corporation	7,457.3	31.02%	29.95%	44.82%
DVN	Devon Energy Corporation	10,741.0	34.21%	57.82%	45.29%
MUR	Murphy Oil Corporation	11,680.1	74.32%	56.11%	52.92%
OXY	Occidental Petroleum Corporation	15,208.0	30.57%	27.97%	25.86%
MRO	Marathon Oil Corporation	58,596.0	32.73%	28.73%	27.08%
Mean		4,045.7	42.60%	42.03%	41.53%
Median		2,215.7	35.47%	39.21%	42.59%